Mail Stop 4561

October 10, 2006

Mr. Richard C. Keene
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 98613

   Re: Bank of Hawaii Corporation
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 001-06887

Dear Mr. Keene:

  We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Paul Cline
       Senior Accountant